# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Altisource Portfolio Solutions SA, CIK 0001462418
CUSIP: L0175J138
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40, Avenue Monterey, Luxembourg, Korea Democratic People'S Republic Of (M4), L-2163
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000102909

## Reporting persons
- The Vanguard Group: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 66,657.46; sole dispositive power 0; shared dispositive power 555,818.26; aggregate amount beneficially owned 555,818.26 (5.05% of the class)
  Comment: On January 12, 2026, The Vanguard Group, Inc. went through an internal realignment. As of that date, The Vanguard Group, Inc. no longer performs portfolio management services or administers proxy voting. In accordance with SEC Release No. 34-39538 (January 12, 1998), The Vanguard Group, Inc. anticipates that certain subsidiaries or business divisions of subsidiaries of The Vanguard Group, Inc., that currently have, or are deemed to have, beneficial ownership with The Vanguard Group, Inc., will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc. in reliance on such release. These subsidiaries and/or business divisions pursue the same investment strategies as previously pursued by The Vanguard Group, Inc. prior to the realignment.
  
  The holdings reported herein are in the form of warrants.The CUSIP Number listed throughout this filing is the CUSIP assigned to the Ordinary Shares of the Issuer.

## Item 1. Issuer
Name of issuer: Altisource Portfolio Solutions SA
Address of issuer's principal executive offices: 40, Avenue Monterey, Luxembourg, M4, L-2163

## Item 2. Person Filing
Name of person filing: The Vanguard Group
Address of principal business office or, if none, residence: 100 Vanguard Blvd., Malvern, PA 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 555818.265625
Percent of class: 5.05
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 66657.46
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 555818.26

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Vanguard Group: Ashley Grim, Head of Global Fund Administration (01/30/2026)